EXHIBIT 1
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For immediate release                                              11 March 2005

                              WPP Group plc ("WPP")

WPP has been informed by American Stock Transfer and Trust Company, the Exchange Agent for its acquisition of Grey Global Group Inc. ("Grey"), that, at the effective time of the transaction on 7 March 2005, there were 1,432,580 shares of Grey stock outstanding, and the Grey stockholder elections as to the form of the merger consideration were as follows:

Cash Electing Shares: holders of 34,137 shares of Grey stock elected to receive cash;

Stock Electing Shares: holders of 1,370,983 shares of Grey stock elected to receive WPP shares of which holders of 757,509 Grey shares elected to receive WPP ordinary shares, and holders of 613,474 Grey shares elected to receive WPP American Depositary Shares (WPP ADSs);

Non-Electing Shares: holders of 27,460 shares of Grey stock made no election.

Accordingly, as a result of the elections and pursuant to the proration mechanics set forth in the Agreement and Plan of Merger dated September 11, 2004, as amended (the "Merger Agreement"), the merger consideration will be paid to Grey stockholders as follows:

Cash Electing Shares: $1,005 in cash for each share of each cash electing share;

Stock Electing Shares: 21.746 WPP ADSs (each representing five WPP ordinary shares) or 108.73 WPP ordinary shares for 716,289, or approximately 52.2464538%, of the stock electing shares, and $1,005 in cash for 654,693, or approximately 47.7535462%, of the stock electing shares;

Non-Electing Shares: $1,005 in cash for each non-electing share.

Pursuant to the Merger Agreement, fractional shares totaling approximately 27.67 WPP ordinary shares will be paid in cash based on the (pound)6.255 closing price for the ordinary shares on 8 March 2005 as reported on the Daily Official List of the London Stock Exchange; and fractional WPP ADSs totaling approximately
142.76  WPP  ADSs  will be paid in cash  based  on a  $60.34  price  per WPP ADS
(determined by multiplying the result of five times the 8 March 2005 (pound)6.255 ordinary share closing price by a $/(pound) exchange rate of 1.9292).

In total, 6,969,850 WPP ADSs (representing an aggregate of 34,849,250 WPP ordinary shares), an additional 43,032,217 WPP ordinary shares and approximately $719.87 million in cash will be paid to Grey stockholders.

WPP anticipates that American Stock Transfer and Trust Company will be distributing the appropriate merger consideration on or about March 11, 2005 to those Grey stockholders who
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have properly submitted election forms. Grey stockholders who have not submitted election forms will be sent a letter of transmittal indicating the procedure for such stockholders to submit their Grey stock certificates and to receive the merger consideration payable to them.

Each $1,000 of principal amount of Grey's 5% Contingent Convertible Subordinated Debentures due 2033 (in the aggregate principal amount of $150,000,000) is initially convertible into 11.820362 WPP ADSs and $499.31 in cash. For purposes of Section 11A.01 of the indenture relating to the Debentures as supplemented, the Proration Percentage is 52.246438%, the Stock Conversion Amount is $522.46 and the Cash Conversion Amount is $499.31.

Contact:
Feona McEwan, WPP London        44-20 7408 2204
www.wpp.com


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